SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of: August 2017
Commission File Number: 001-36115

HYDRO ONE INC.
(Translation of Registrant’s name into English)

483 Bay Street, South Tower, 8th Floor, Toronto Ontario M5G 2P5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐            No  ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HYDRO ONE INC.

/s/ Christopher Lopez
Name: Christopher Lopez
Title: Senior Vice President, Finance Acting in the capacity of chief financial officer

Date:	August 8, 2017

EXHIBIT INDEX

99.1	Unaudited interim consolidated financial statements of the Registrant as at and for the three and six months ended June 30, 2017 and 2016

99.2	Management’s Discussion and Analysis of the Registrant as at and for the three and six months ended June 30, 2017 and 2016

99.3	Certification of President and Chief Executive Officer

99.4	Certification of Senior Vice President, Finance, acting in the capacity of chief financial officer